Exhibit 99.1

DouYu International Holdings Limited Reports Third Quarter 2023 Unaudited Financial Results

WUHAN, China, Dec 7, 2023 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2023 were RMB1,359.2 million (US$186.3 million), compared with RMB1,798.3 million in the same period of 2022.
•	Gross profit in the third quarter of 2023 was RMB192.4 million (US$26.4 million), compared with RMB251.2 million in the same period of 2022.
•	Net income in the third quarter of 2023 was RMB76.4 million (US$10.5 million), compared with a net loss of RMB6.6 million in the same period of 2022.
•	Adjusted net income[1] in the third quarter of 2023 was RMB71.9 million (US$9.9 million), compared with RMB25.7 million in the same period of 2022.
•	Average mobile MAUs[2] in the third quarter of 2023 were 51.7 million, compared with 57.1 million in the same period of 2022.
•	The number of quarterly average paying users[3] in the third quarter of 2023 was 3.9 million, compared with 5.6 million in the same period of 2022.

The interim management committee of DouYu commented, “In the third quarter of 2023, we diligently executed and optimized our corporate growth strategy, making steady advancements in our business that progress our goal of fostering a healthy, sustainable game-centric community ecosystem. During the quarter, we continued to progress our prudent marketing strategies and strengthened our partnerships with game developers to promote new games and enhance game operations during new game launches. Our premium content offerings and ongoing efficient operations continue to improve user experience. This has helped us maintain a stable core user base and consistently attract new users, resulting in third-quarter mobile MAUs growing slightly quarter-over-quarter to 51.7 million. Going forward, our unwavering commitment to achieving long-term, sustainable growth will remain at the forefront of our mission. To further foster our vibrant game-centric content ecosystem based on continued compliance efforts, we will enhance our content and service offerings through innovation and product upgrades. We will also explore new growth avenues to ensure the steady development of our business and financial performance, further cementing DouYu’s competitive edge and market leadership in the domestic gaming content industry.”

1 “Adjusted net income” is defined as net income excluding share-based compensation expenses, and share of income (loss) in equity method investments, gain on disposal of investment and impairment loss of investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Mr. Hao Cao, Vice President of DouYu, commented, “Amid a complex macroeconomic environment, we proactively refined our monetization and marketing strategies, effectively stabilizing our financials in the third quarter. We adapted to the market dynamics with agile pricing, and forged ahead with our business innovation, reporting total net revenues of RMB1.36 billion in the third quarter. We also continued to improve our operating efficiency under effective cost-control measures that markedly reduced content costs. As a result, our gross profit for the third quarter was RMB 192.4 million, representing gross margin of 14.2%. Our net income was RMB76.4 million in the quarter compared with the net loss of RMB6.6 million in the same period last year. Our adjusted net profit grew by 179.9% year-over-year to RMB 71.9 million. Both our gross margin and adjusted net margin have now improved for three consecutive quarters. Moving forward, we will persist in executing our long-term, sustainable growth strategy, maintaining financial stability while advancing our core business operations. We will actively explore new business models and monetization channels, laying a solid foundation for business development and striving to create long-term value for shareholders.”

Third Quarter 2023 Financial Results

Total net revenues in the third quarter of 2023 decreased by 24.4% to RMB1,359.2 million (US$186.3 million), compared with RMB1,798.3 million in the same period of 2022.

Livestreaming revenues in the third quarter of 2023 decreased by 32.5% to RMB1,151.0 million (US$157.8 million) from RMB1,705.0 million in the same period of 2022. The decrease was primarily attributable to the soft macroeconomic environment, leading to a decrease in the number of quarterly average paying users.

Advertising and other revenues in the third quarter of 2023 increased by 123.2% to RMB208.2 million (US$28.5 million) from RMB93.3 million in the same period of 2022. The increase was primarily driven by the increase in other revenues generated through other innovative business.

Cost of revenues in the third quarter of 2023 was RMB1,166.8 million (US$159.9 million), a decrease of 24.6% compared with RMB1,547.1 million in the same period of 2022.

Revenue sharing fees and content costs in the third quarter of 2023 decreased by 29.7% to RMB927.4 million (US$127.1 million) from RMB1,319.6 million in the same period of 2022. The decrease was primarily due to a decrease in sharing fees aligned with decreased livestreaming revenues, as well as a decline in content costs resulting from improved cost management in self-produced content and streamer payments. The decrease was partially offset by an increase in copyright costs due to the acquisition of LPL tournament copyright.

Bandwidth costs in the third quarter of 2023 decreased by 21.4% to RMB106.1 million (US$14.5 million) from RMB135.0 million in the same period of 2022. The decline was primarily due to our effective bandwidth cost control measures.

Gross profit in the third quarter of 2023 was RMB192.4 million (US$26.4 million), compared with RMB251.2 million in the same period of 2022. The decrease in gross profit was mainly due to a decrease in livestreaming revenues and an increase in other costs related to the development of innovative business. Gross margin in the third quarter of 2023 was 14.2%, relatively stable compared with 14.0% in the same period of 2022.

Sales and marketing expenses in the third quarter of 2023 decreased by 44.5% to RMB90.0 million (US$12.3 million) from RMB162.1 million in the same period of 2022. This was mainly attributable to a decrease in user acquisition marketing expenses.

Research and development expenses in the third quarter of 2023 decreased by 11.7% to RMB74.5 million (US$10.2 million) from RMB84.4 million in the same period of 2022. This decrease was primarily due to a decrease in personnel-related expenses.

General and administrative expenses in the third quarter of 2023 decreased by 2.5% to RMB51.0 million (US$7.0 million) from RMB52.3 million in the same period of 2022.

Other operating income, net in the third quarter of 2023 was RMB14.3 million (US$2.0 million), compared with RMB36.5 million in the same period of 2022.

Loss from operations in the third quarter of 2023 was RMB8.8 million (US$1.2 million), compared with RMB11.1 million in the same period of 2022.

Net income in the third quarter of 2023 was RMB76.4 million (US$10.5 million), compared with a net loss of RMB6.6 million in the same period of 2022.

Adjusted net income, which excludes share-based compensation expenses, the share of income (loss) in equity method investments, gain on disposal of investment and impairment loss of investments, was RMB71.9 million (US$9.9 million) in the third quarter of 2023, compared with RMB25.7 million in the same period of 2022.

Basic and diluted net income per ADS4 in the third quarter of 2023 were both RMB0.24 (US$0.03). Adjusted basic and diluted net income per ADS in the third quarter of 2023 were both RMB0.22 (US$0.03).

Cash and cash equivalents, restricted cash and bank deposits

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash, and short-term and long-term bank deposits of RMB7,139.4 million (US$978.5 million), compared with RMB6,808.8 million as of December 31, 2022.

Conference Call Information

The Company will hold a conference call on December 7, 2023, at 7:00 a.m. Eastern Time (or 8:00 p.m. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-317-6061
United States Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	0554126

4 Every ten ADSs represent one ordinary share.

The replay will be accessible through December 14, 2023, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Conference ID:	2412484

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.douyu.com.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment and impairment loss of investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) gain on disposal of investment, (iv) impairment loss of investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars, at that rate on September 29, 2023, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: pr_douyu@douyu.tv Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2022	2023	2023
ASSETS	RMB	RMB	US$ (1)
Current assets:
Cash and cash equivalents	4,041,603	4,209,335	576,937
Restricted cash	6,057	25,163	3,449
Short-term bank deposits	2,511,150	2,334,950	320,032
Accounts receivable, net	109,180	75,962	10,411
Prepayments	26,064	38,495	5,276
Amounts due from related parties	46,126	55,412	7,595
Other current assets	337,004	354,180	48,544
Total current assets	7,077,184	7,093,497	972,244

Property and equipment, net	16,988	13,746	1,884
Intangible assets, net	106,723	120,424	16,505
Long-term bank deposits	250,000	570,000	78,125
Investments	531,911	462,183	63,347
Goodwill	13,804	14,231	1,951
Right-of-use assets, net	49,911	28,724	3,937
Other non-current assets, net	98,845	93,638	12,834
Total non-current assets	1,068,182	1,302,946	178,583
TOTAL ASSETS	8,145,366	8,396,443	1,150,827

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	666,985	568,988	77,986
Advances from customers	6,459	11,976	1,641
Deferred revenue	288,152	352,093	48,258
Accrued expenses and other current liabilities	302,801	213,571	29,272
Amounts due to related parties	266,788	391,213	53,620
Lease liabilities due within one year	27,479	17,285	2,369
Total current liabilities	1,558,664	1,555,126	213,146

Lease liabilities	19,572	9,275	1,271
Deferred revenue	6,570	-	-
Total non-current liabilities	26,142	9,275	1,271
TOTAL LIABILITIES	1,584,806	1,564,401	214,417

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2022	2023	2023
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	23	3
Treasury shares	(911,217)	(911,217)	(124,893)
Additional paid-in capital	10,670,287	10,670,287	1,462,485
Accumulated deficit	(3,520,525)	(3,422,782)	(469,131)
Accumulated other comprehensive income	321,991	495,731	67,946
Total DouYu Shareholders’ Equity	6,560,559	6,832,042	936,410
Noncontrolling interests	1	-	-
Total Shareholders’ Equity	6,560,560	6,832,042	936,410
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,145,366	8,396,443	1,150,827

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	Sep 30, 2022	Jun 30, 2023	Sep 30, 2023	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,798,333	1,392,193	1,359,189	186,292	5,427,184	4,234,443	580,379
Cost of revenues	(1,547,091)	(1,203,294)	(1,166,771)	(159,919)	(4,623,131)	(3,676,660)	(503,928)
Gross profit	251,242	188,899	192,418	26,373	804,053	557,783	76,451
Operating (expenses) income (2)
Sales and marketing expenses	(162,137)	(87,047)	(89,996)	(12,335)	(515,959)	(267,729)	(36,695)
General and administrative expenses	(52,308)	(46,938)	(50,994)	(6,989)	(233,066)	(157,725)	(21,618)
Research and development expenses	(84,371)	(71,043)	(74,510)	(10,212)	(302,525)	(217,863)	(29,861)
Other operating income, net	36,459	8,615	14,272	1,956	104,633	41,933	5,747
Total operating expenses	(262,357)	(196,413)	(201,228)	(27,580)	(946,917)	(601,384)	(82,427)
Loss from operations	(11,115)	(7,514)	(8,810)	(1,207)	(142,864)	(43,601)	(5,976)
Other expenses, net	(32,577)	(53,554)	1,401	192	(62,609)	(60,153)	(8,245)
Interest income, net	34,402	67,252	80,747	11,067	74,602	202,426	27,745
Foreign exchange loss	-	1,641	4	1	-	248	34
(Loss) Income before income taxes and share of Income (loss) in equity method investments	(9,290)	7,825	73,342	10,053	(130,871)	98,920	13,558
Income tax expense	-	-	-	-	-	-	-
Share of income (loss) in equity method investments	2,647	(977)	3,035	416	(1,386)	(1,177)	(161)
Net (loss) Income	(6,643)	6,848	76,377	10,469	(132,257)	97,743	13,397
Less: Net loss attributable to noncontrolling interest	(3,672)	-	-	-	(11,513)	-	-
Net (loss) income attributable to ordinary shareholders of the Company	(2,971)	6,848	76,377	10,469	(120,744)	97,743	13,397
Net (loss) income per ordinary share
Basic	(0.09)	0.21	2.39	0.33	(3.78)	3.06	0.42
Diluted	(0.09)	0.21	2.39	0.33	(3.78)	3.06	0.42
Net (loss) income per ADS(3)
Basic	(0.01)	0.02	0.24	0.03	(0.38)	0.31	0.04
Diluted	(0.01)	0.02	0.24	0.03	(0.38)	0.31	0.04
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	31,966,417	31,977,664	31,977,664	31,977,664	31,953,780	31,977,664	31,977,664
Diluted	31,966,417	31,977,664	31,977,664	31,977,664	31,953,780	31,977,664	31,977,664
Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	319,664,172	319,776,640	319,776,640	319,776,640	319,537,795	319,776,640	319,776,640
Diluted	319,664,172	319,776,640	319,776,640	319,776,640	319,537,795	319,776,640	319,776,640

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board.

(2) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	Sep 30, 2022	Jun 30, 2023	Sep 30, 2023	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	605	-	-	-	11,476	-	-
Sales and marketing expenses	135	-	-	-	2,560	-	-
General and administrative expenses	1,958	-	-	-	52,705	-	-

(3) Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	Sep 30, 2022	Jun 30, 2023	Sep 30, 2023	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(11,115)	(7,514)	(8,810)	(1,207)	(142,864)	(43,601)	(5,976)
Add:
Share-based compensation expenses	2,698	-	-	-	66,741	-	-
Adjusted Operating loss	(8,417)	(7,514)	(8,810)	(1,207)	(76,123)	(43,601)	(5,976)

Net (loss) income	(6,643)	6,848	76,377	10,469	(132,257)	97,743	13,397
Add:
Share-based compensation expenses	2,698	-	-	-	66,741	-	-
Share of income (loss) in equity method investments	(2,647)	977	(3,035)	(416)	1,386	1,177	161
Gain on disposal of investment	-	-	(5,132)	(703)	-	(5,132)	(703)
Impairment loss of investments	32,298	53,554	3,731	511	32,298	57,285	7,852
Adjusted net (loss) income	25,706	61,379	71,941	9,861	(31,832)	151,073	20,707

Net (loss) income attributable to DouYu	(2,971)	6,848	76,377	10,469	(120,744)	97,743	13,397
Add:
Share-based compensation expenses	2,698	-	-	-	66,741	-	-
Share of income (loss) in equity method investments	(2,647)	977	(3,035)	(416)	1,386	1,177	161
Gain on disposal of investment	-	-	(5,132)	(703)	-	(5,132)	(703)
Impairment loss of investments	32,298	53,554	3,731	511	32,298	57,285	7,852
Adjusted net (loss) income attributable to DouYu	29,378	61,379	71,941	9,861	(20,319)	151,073	20,707

Adjusted net (loss) income per ordinary share
Basic	0.92	1.92	2.25	0.31	(0.64)	4.72	0.65
Diluted	0.92	1.92	2.25	0.31	(0.64)	4.72	0.65

Adjusted net (loss) income per ADS(2)
Basic	0.09	0.19	0.22	0.03	(0.06)	0.47	0.06
Diluted	0.09	0.19	0.22	0.03	(0.06)	0.47	0.06

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	31,966,417	31,977,664	31,977,664	31,977,664	31,953,780	31,977,664	31,977,664
Diluted	31,966,417	31,977,664	31,977,664	31,977,664	31,953,780	31,977,664	31,977,664

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	319,664,172	319,776,640	319,776,640	319,776,640	319,537,795	319,776,640	319,776,640
Diluted	319,664,172	319,776,640	319,776,640	319,776,640	319,537,795	319,776,640	319,776,640

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board.

(2) Every ten ADSs represent one ordinary share.